UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  6)


               Integrated Security Systems, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           45812J101
                   __________________________
                         (CUSIP Number)


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                              13G
CUSIP No.  45812J101
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance US Growth and Income Trust PLC      None-Foreign
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    7,095,389 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    7,095,389 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,095,389 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    41.07%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
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ITEM 1.
    (a) Name of Issuer.
        Integrated Security Systems, Inc.                         ("Company")

    (b) Address of Issuer's principal Executive Offices
        8200 Springwood Drive, Suite 230
        Irving, TX 75063

ITEM 2.

    (a) Name of Person Filing
        Renaissance US Growth and Income Trust PLC                ("Filer")

    (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager
        8080 North Central Expressway, Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        England

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        No CUSIP Number; traded on London Stock Exchange
        However, ISIN No.  is GB00007325185

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)
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    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         At October 1, 1999, Renaissance US Growth & Income Trust PLC owned a $2,084,101 9% Convertible Debenture due December 1, 2003, convertible at $0.549 per share; 393,258 shares of the Company's common stock; $225,000 in 9% Convertible Promissory Notes due on demand, convertible at $0.549 per share; a warrant to purchase 12,500 shares of the Company's common stock on or before November 17, 2002; a warrant to purchase 125,000 shares of the Company's common stock on or before October 2, 2003; a warrant to purchase 181,818 shares of the Company's common stock on or before January 14, 2004; and a warrant to purchase 364,299 shares of the Company's common stock. On October 12, 1999 the Fund purchased $150,000 of the Company's Series D Convertible Preferred Stock convertible at $0.80 per share and a warrant to purchase 125,000 shares of the Company's common stock On October 20, 2000, the Filer purchased a $100,000 8% Convertible Promissory Note due and payable in 120 days with a conversion price of $0.20 per share. On November 3, 2000, the Filer purchased a $100,000 8% Convertible Promissory Note due and payable in 120 days with a conversion price of $0.20 per share. On November 17, 2000, the Filer purchased a $100,000 8% Convertible Promissory Note due and payable in 120 days with a conversion price of $0.20 per share. All positions are convertible within sixty days. Thus, the Filer owns 7,095,389 shares of the Company's common stock on a fully converted basis. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor to Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc. also owns securities of Integrated Security Systems, Inc.

    (b)  Percent of Class   41.07%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:   7,095,389 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               7,095,389 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
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         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2000                 /S/
                          ___________________________________________________
                                    Signature
                          Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager Russell Cleveland, President
                          ___________________________________________________
                                    Name and Title
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